# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A common stock, par value US$0.0001 per share
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068938

## Reporting persons
- Chuang Xi Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 7,738,839; shared voting power 13,208,697; sole dispositive power 7,738,839; shared dispositive power 13,208,697; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 5 and 7 represents 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited as of June 30, 2025.
  (2) The value in rows 6 and 8 represents 13,208,697 shares of Class A common stock held of record by Wide Palace Limited as of June 30, 2025. IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of the holding entities of Wide Palace Limited. IDG-Accel China Capital GP II Associates Ltd. is the ultimate general partner of the holding entities of Chuang Xi Capital Limited. Chi Sing Ho and Quan Zhou are directors and shareholders of both IDG China Capital Fund GP III Associates Ltd. and IDG-Accel China Capital GP II Associates Ltd. By virtue of such relationship, Chuang Xi Capital Limited may be deemed to have shared voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).
- IDG-Accel China Capital GP II Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,738,839; shared voting power 13,208,697; sole dispositive power 7,738,839; shared dispositive power 13,208,697; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 5 and 7 represents 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited as of June 30, 2025. By virtue of being the ultimate general partner of the holding entities of Chuang Xi Capital Limited, IDG-Accel China Capital GP II Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares.
  (2) The value in rows 6 and 8 represents 13,208,697 shares of Class A common stock held of record by Wide Palace Limited as of June 30, 2025. IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of the holding entities of Wide Palace Limited. Chi Sing Ho and Quan Zhou are directors and shareholders of both IDG China Capital Fund GP III Associates Ltd. and IDG-Accel China Capital GP II Associates Ltd. By virtue of such relationship, IDG-Accel China Capital GP II Associates Ltd. may be deemed to have shared voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).
- Wide Palace Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 13,208,697; shared voting power 7,738,839; sole dispositive power 13,208,697; shared dispositive power 7,738,839; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 5 and 7 represents 13,208,697 shares of Class A common stock held of record by Wide Palace Limited as of June 30, 2025.
  (2) The value in rows 6 and 8 represents 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited as of June 30, 2025. IDG-Accel China Capital GP II Associates Ltd. is the ultimate general partner of the holding entities of Chuang Xi Capital Limited. IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of the holding entities of Wide Palace Limited. Chi Sing Ho and Quan Zhou are directors and shareholders of both IDG-Accel China Capital GP II Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. By virtue of such relationship, Wide Palace Limited may be deemed to have shared voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).
- IDG China Capital Fund GP III Associates Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 13,208,697; shared voting power 7,738,839; sole dispositive power 13,208,697; shared dispositive power 7,738,839; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 5 and 7 represents 13,208,697 shares of Class A common stock held of record by Wide Palace Limited as of June 30, 2025. By virtue of being the ultimate general partner of the holding entities of Wide Palace Limited, IDG China Capital Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares.
  (2) The value in rows 6 and 8 represents 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited as of June 30, 2025. IDG-Accel China Capital GP II Associates Ltd. is the ultimate general partner of the holding entities of Chuang Xi Capital Limited. Chi Sing Ho and Quan Zhou are directors and shareholders of both IDG-Accel China Capital GP II Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. By virtue of such relationship, IDG China Capital Fund GP III Associates Ltd. may be deemed to have shared voting and dispositive power with respect to these shares.
  (3) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).
- Ho Chi Sing: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 20,947,536; sole dispositive power 0; shared dispositive power 20,947,536; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited, and (ii) 13,208,697 shares of Class A common stock held of record by Wide Palace Limited, each as of June 30, 2025. IDG-Accel China Capital GP II Associates Ltd. is the ultimate general partner of the holding entities of Chuang Xi Capital Limited, and IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of the holding entities of Wide Palace Limited. Chi Sing Ho and Quan Zhou are directors and shareholders of both IDG-Accel China Capital GP II Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. By virtue of such relationship, Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares.
  (2) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).
- Zhou Quan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,947,536; sole dispositive power 0; shared dispositive power 20,947,536; aggregate amount beneficially owned 20,947,536 (10.1% of the class)
  Comment: (1) The value in rows 6 and 8 represents (i) 7,738,839 shares of Class A common stock held of record by Chuang Xi Capital Limited, and (ii) 13,208,697 shares of Class A common stock held of record by Wide Palace Limited, each as of June 30, 2025. IDG-Accel China Capital GP II Associates Ltd. is the ultimate general partner of the holding entities of Chuang Xi Capital Limited, and IDG China Capital Fund GP III Associates Ltd. is the ultimate general partner of the holding entities of Wide Palace Limited. Quan Zhou and Chi Sing Ho are directors and shareholders of both IDG-Accel China Capital GP II Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. By virtue of such relationship, Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
  (2) Percent of class represented by amount in row (9) is calculated based on 207,650,578 shares of Class A common stock outstanding immediately after the Issuer's public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on June 5, 2025 (assuming full exercise of the underwriters' overallotment option to purchase additional shares).

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, NEW YORK, New York, 10007

## Item 2. Person Filing
Name of person filing:
1. Chuang Xi Capital Limited

2. IDG-Accel China Capital GP II Associates Ltd.

3. Wide Palace Limited

4. IDG China Capital Fund GP III Associates Ltd.

5. Chi Sing Ho

6. Quan Zhou
Address of principal business office or, if none, residence:
For all reporting persons:

Room 5505, 55/F, The Center
99 Queen's Road, Central
Hong Kong
Citizenship: Each of Chuang Xi Capital Limited and Wide Palace Limited is organized under the laws of Hong Kong. Each of IDG-Accel China Capital GP II Associates Ltd. and IDG China Capital Fund GP III Associates Ltd. is organized under the laws of the Cayman Islands. Chi Sing Ho is a citizen of Canada. Quan Zhou is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-9 of the cover pages is incorporated herein by reference. Each of the reporting persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest in such securities.
Percent of class: The information for each reporting person contained in Item 11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Item 5 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Item 6 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Item 7 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Item 8 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Chuang Xi Capital Ltd: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (08/12/2025)
- IDG-Accel China Capital GP II Associates Ltd.: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (08/12/2025)
- Wide Palace Ltd: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (08/12/2025)
- IDG China Capital Fund GP III Associates Ltd.: /s/ Quan Zhou, Quan Zhou / Authorized Signatory (08/12/2025)
- Ho Chi Sing: /s/ Chi Sing Ho, Chi Sing Ho (08/12/2025)
- Zhou Quan: /s/ Quan Zhou, Quan Zhou (08/12/2025)